UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2003

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 6, 2003, and entitled “Orbotech Announces Fourth Quarter And Full Year 2002 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at December 31, 2002.

3.	Registrant’s Condensed Consolidated Statements of Income (Loss) for the Twelve Month and Three Month Periods ended December 31, 2002.

*         *         *         *         *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

CONTACT:	COMPANY CONTACT:
Evan Smith	Adrian Auman, Corporate Vice President
KCSA Public Relations Worldwide	Investor Relations, Director of Finance
(212) 682-6300	Orbotech Ltd.
www.kcsa.com	+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES FOURTH QUARTER AND

FULL YEAR 2002 RESULTS

YAVNE, ISRAEL—February 6, 2003—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2002.

Revenues for the fourth quarter of 2002 were $56.9 million, compared to $58.9 million in the fourth quarter a year ago. Net loss for the fourth quarter of 2002 was $9.8 million, or $0.31 per share (diluted), compared with net loss for the fourth quarter last year of $21.7 million, or $0.68 per share (diluted). Excluding special charges of $8.8 million, net of taxes, in the fourth quarter of 2002, net loss for the fourth quarter of 2002 was $1.0 million, or $0.03 per share (diluted), compared with a net loss, excluding special charges of $21.0 million, net of taxes in the fourth quarter of 2001, of $0.7 million, or $0.02 per share (diluted), a year ago.

The special charges recorded during the fourth quarter of 2002 of $8.8 million, net of taxes, which had been previously announced, cover restructuring costs related to head count reductions and operational rationalizations.

Revenues for the full year ended December 31, 2002 were $216.4 million, a decrease of 28% compared with the $301.9 million recorded in 2001. Net loss for the full year ended December 31, 2002 was $15.8 million, or $0.49 per share (diluted), compared with net income for the full year ended December 31, 2001 of $2.0 million, or $0.06 per share (diluted). Excluding special charges of $10.5 million, net of taxes, for the full year ended December 31, 2002, net loss for the full year was $5.3 million, or $0.17 per share (diluted), compared with net income, excluding special charges of $25.0 million, net of taxes, of $27.0 million, or $0.82 per share (diluted), in 2001.

Revenues for the fourth quarter of 2002 of $56.9 million represented an increase of 5% from the third quarter of 2002. Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs in the fourth quarter of 2002 were $19.2 million, compared with $18.5 million in the third quarter of 2002 and $23.5 million in the fourth quarter of 2001. Sales of flat panel display (“FPD”) inspection equipment were $15.0 million, compared with $11.7 million in the third quarter of 2002 and $12.9 million in the fourth quarter of 2001. Sales of equipment to the PCB industry relating to assembled PCBs were $5.3 million compared with $4.1 million in the third quarter of 2002 and $3.2 million in the fourth quarter of 2001.

Sales of IC packaging substrate inspection equipment for the fourth quarter of 2002 were $0.3 million. In addition, service revenue for the fourth quarter was $15.4 million, unchanged from the third quarter of 2002 and down from $17.0 million in the fourth quarter of 2001.

The Company completed the quarter with cash equivalents and short-term and long-term cash investments of approximately $150 million, compared with approximately $154 million at the end of the third quarter. Non-operating disbursements totaled approximately $1.6 million, comprised primarily of capital expenditures.

Although the uncertainty caused by the ongoing economic weakness prevalent throughout the electronics industry worldwide continues to affect the Company and the industries in which it operates, the results for the fourth quarter reflect a modest increased level of demand for the Company’s FPD and assembled PCB inspection equipment and indicate some degree of stabilization in the demand for its bare PCB inspection equipment.

Commenting on the results, Yochai Richter, Chief Executive Officer, said, “2002 was a very challenging year for Orbotech, in which the prevailing worldwide economic weakness continued to impact the Company’s results and the overall difficulty in meeting our goals. However, we believe that the combined effect of the cost containment measures implemented during the fourth quarter and our continuing substantial investments in expanding our product offerings, should position the Company to perform strongly once the economic situation improves.”

An earnings conference call is scheduled for Thursday, February 6, 2003, at 9:00 a.m. EST. The dial-in number for the conference call is 630-395-0023, and a replay will be available at 402-220-3575, until February 16, 2003. The pass code is Q4. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech designs, develops, manufactures, markets and services production support solutions for the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company is a world leader in automated optical inspection (AOI) systems for bare PCBs and for FPDs, and in imaging solutions for PCB production, and is a leading provider of AOI systems for assembled PCBs. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide hi-tech solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2002

	December 31	December 31
	2 0 0 2	2 0 0 1
	(Audited)	(Audited)
	U. S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	96,687	99,899
Short-term investments	34,781	40,828
Accounts receivable:
Trade	85,705	82,619
Other	23,789	21,102
Inventories	68,441	80,062

T o t a l current assets	309,403	324,510

INVESTMENTS AND NON-CURRENT RECEIVABLES:
Long-term investments	18,638	25,151
Investments in companies	7,622	333
Non-current trade receivables	307	604
Severance pay fund	11,243	10,828
Deferred income taxes	1,996	2,209

	39,806	39,125

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	21,784	25,244

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	16,176	18,746

	387,169	407,625

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturity of long-term liability	2,976	2,835
Accounts payable and accruals:
Trade	15,237	13,776
Other	42,436	51,872

T o t a l current liabilities	60,649	68,483

ACCRUED SEVERANCE PAY	19,180	18,835

LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL, net of current maturity	11,906	11,338

T o t a l liabilities	91,735	98,656

SHAREHOLDERS' EQUITY:
Share capital	1,612	1,603
Additional paid-in capital	95,423	93,942
Deferred stock compensation	(471)	(1,350)
Retained earnings	221,101	236,894
Accumulated other comprehensive income	93	204

	317,758	331,293
Less treasury stock, at cost	(22,324)	(22,324)

T o t a l shareholders' equity	295,434	308,969

	387,169	407,625

These financial statements, including comparative figures, are prepared in accordance with U.S. GAAP, and certain figures have been reclassified to conform therewith.

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2002

	12 m o n t h s e n d e d		3 m o n t h s e n d e d
	D e c e m b e r 3 1		D e c e m b e r 3 1
	2 0 0 2	2 0 0 1	2 0 0 2	2 0 0 1
	(Audited)		(Unaudited)
	U.S. dollars in thousands (except per share data)
REVENUES	216,368	301,904	56,868	58,890

COST OF REVENUES:
COST	130,284	162,293	34,179	34,406
WRITE-DOWN OF INVENTORIES		7,013		7,013
SETTLEMENT WITH THE GOVERNMENT OF ISRAEL IN RESPECT OF R&D GRANTS RECEIVED		14,173		14,173

	130,284	183,479	34,179	55,592

GROSS PROFIT	86,084	118,425	22,689	3,298

RESEARCH AND DEVELOPMENT COSTS—net	42,193	50,047	11,151	13,016

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	50,184	58,612	12,844	13,058

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	2,521	7,291	640	1,922

RESTRUCTURING COSTS	10,733	6,149	8,845	1,743

OPERATING INCOME (LOSS)	(19,547)	(3,674)	(10,791)	(26,441)

FINANCIAL INCOME—net	2,888	4,730	934	898

INCOME (LOSS) BEFORE TAXES ON INCOME	(16,659)	1,056	(9,857)	(25,543)

TAXES ON INCOME	(1,099)	(975)	(134)	(3,871)

INCOME (LOSS) BEFORE SHARE IN LOSSES OF ASSOCIATED COMPANY	(15,560)	2,031	(9,723)	(21,672)

SHARE IN LOSSES OF ASSOCIATED COMPANY	(233)		(89)

NET INCOME (LOSS) FOR THE PERIOD	(15,793)	2,031	(9,812)	(21,672)

EARNINGS (LOSS) PER SHARE:
BASIC	($0.49)	$0.06	($0.31)	($0.68)

DILUTED	($0.49)	$0.06	($0.31)	($0.68)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	31,972	31,819	31,972	31,819

DILUTED	31,972	32,871	31,972	31,819

These financial statements, including comparative figures, are prepared in accordance with U.S. GAAP, and certain figures have been reclassified to conform therewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg Corporate Vice President for Finance and Chief Financial Officer

Dated:    February 10, 2003